101 Enterprise, Suite 300 | Aliso Viejo, California 92656
September 16, 2010
VIA EDGAR
Michael Rosenthall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Definitive Proxy Statement on Schedule 14A Supplemental Response filed June 24, 2010 File No. 001-15803
Dear Mr. Rosenthall:
          On behalf of Avanir Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 19, 2010 relating to the above-referenced Form 10-K for the fiscal year ended September 30, 2009 (the “Form 10-K”), the 2009 Definitive Proxy Statement on Schedule 14A (the “Schedule 14A”) and the Supplemental Response filed June 24, 2010.
          For reference purposes, the text of the Staff’s comments, as set forth in the August 19, 2010 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.
Schedule 14A
Compensation Discussion and Analysis
1.	We note your response to our prior comment 2, which provides your analysis of the competitive harm you believe the Company would likely suffer upon the disclosure of the corporate performance goals and individual performance goals for your named executive officers in 2009. However, almost every performance metric discussed relates to an event that has already occurred and been publicly disclosed by the Company. For example, with respect to the goals for fiscal 2009 that were tied to milestones in your Zenvia PBA clinical trials, it appears that the occurrence of each of these milestones can be located in your SEC filings and/or Company press releases. As such, whatever competitive harm

Michael Rosenthall
September 16, 2010

there may have been from publicizing these milestones when they were prospective and speculative events no longer seems to be an issue. The same is true of performance goals tied to your intellectual property portfolio and financial operations.

With respect to your contention that disclosure of the specific performance goals could enable potential acquirers and partners to assess the importance placed by the Company on various stages of clinical development, we note that over 90% of these performance targets were linked to clinical trials relating to the Company’s Zenvia Phase III trials for the PBA indication, and the remaining targets were tied to the Zenvia DPN pain developmental program. As the main focus of the Company’s drug development program, the importance of these trials to the Company has been abundantly disclosed.

Accordingly, please revise your disclosure to provide a more detailed description of the individual and corporate goals for each named executive officer, the extent to which they were achieved and the relationship between the level of achievement and the compensation awards that were ultimately granted.
          Response: We acknowledge the Staff’s comment and have set forth below expanded disclosure regarding both corporate and individual performance goals.
          Corporate Performance Goals
          As disclosed in the Proxy Statement, certain corporate performance goals were based on (i) achievements in the Company’s clinical development program for AVP-923 (formerly referred to as “Zenvia”) in the PBA indication, (ii) improving the Company’s intellectual property portfolio and (iii) improving the Company’s cash position and effective budget management. With respect to all corporate performance goals, the Compensation Committee assesses performance at the end of a fiscal year and assigns a score of between 0 and 5, with a score of 0 indicating failure to achieve minimal expectations, 3 indicating performance at the level expected and 5 indicating performance that exceeded expectations. After determining scores for individual goals, a weighted-average score is computed, using the weighting proscribed at the beginning of the year for each goal. Once a total performance score is determined, the funding of the bonus pool is determined from the scale shown below, with the Compensation Committee retaining the discretion as set forth below to adjust individual awards, within certain limits.

Payout Level
Weighted	(Percent of Target
Average Score	Amount)
0	0%
1	0%
2	50%
3	100%

Michael Rosenthall
September 16, 2010

Payout Level
Weighted	(Percent of Target
Average Score	Amount)
4	120%
5	140%
          The corporate goals for fiscal 2009 are set forth below, as well as the relative weighting of these goals and the Compensation Committee’s assessment of achievement for each goal.
          Clinical Development Goals (60%): These goals establish target performance for the Company in advancing AVP-923 in clinical development, including specific milestones for the STAR Trial for the PBA indication, and developing AVP-923 for the neuropathic pain indication. The specific goals were as follows:
•	AVP-923 PBA: Last Patient Enrolled (15%): This goal sets a target for patient enrollment rate in the Company’s Phase III STAR trial. The last patient was enrolled in March 2009, which was determined by the Compensation Committee to have met expectations, resulting in a score of 3 on this goal.

•	AVP-923 PBA: Top-Line Data (40%): This goal establishes a date for availability of top-line data from the Phase III STAR trial. For fiscal 2009, data was available for analysis in August 2009 and, thus, the Compensation Committee determined that the Company performed moderately better than expected, resulting in a score of 4 on this goal.

•	Zenvia DPN Pain: Special Protocol Assessment Process (5%): This goal establishes target performance for the Company’s progress with the process by which a Special Protocol Assessment (“SPA”) is accessed and granted by FDA for the Company’s Zenvia (now known as AVP-923) DPN Pain program. For fiscal 2009, the Compensation Committee determined that the Company met expectations for this activity and assigned a performance score of 3.
          Corporate Development Goals (15%): This category of goals sets targets for enhancing the intellectual property estate and lifecycle planning relating to AVP-923.
•	AVP-923 US Patent issued (10%): This goal sets a target for Company performance in obtaining a new patent from the United States Patent and Trademark Office covering AVP-923. The Company received a rejection of its patent application in January 2009 and did not successfully appeal this rejection until the following fiscal year. Accordingly, the Compensation Committee assigned a score of 0 on this goal.

•	Advancement of Lifecycle Plan for AVP-923 (5%): This objective establishes a target for the Company in progressing a lifecycle plan for AVP-923. The Company performed moderately less than expected by advancing the overall lifecycle plan for AVP-923 by mid fiscal 2009. As a result, a score of 2 on this goal was assigned by the Compensation Committee.

Michael Rosenthall
September 16, 2010

          Financial Operations (25%): This category of goals focuses attention on demonstrating fiscal responsibility through efficient management of the Company’s operations and establishing sufficient cash resources to complete budgeted activities.
•	Fiscal 2009 Net Operating Cash Burn (25%): This goal establishes a target for the Company’s aggregate cash expenditures for fiscal 2009. In fiscal 2009, the Net Operating Cash Expenditures was approximately $20.5 million, which was judged by the Compensation Committee to be highly favorable relative to expected levels of expenditures, resulting in a score of 5 on this goal.
          Individual Performance Goals
          The Company advises the Staff that the individual performance goals for Keith Katkin, the Company’s Chief Executive Officer, were the same as the overall corporate performance goals for the Company, as the primary responsibility of the Chief Executive Officer is to help ensure the overall success of the Company by executing the Company’s business strategies. All other executive officers are assigned annual incentive bonus targets with 75% of the bonus attributed to corporate performance and 25% based on individual performance. The individual goals for Dr. Kaye and Ms. Ocampo are discussed below. In addition, the Compensation Committee has the discretion to adjust an award by +/-10%, not to exceed 154% of target for any bonus award, based on additional considerations of performance, significant achievements not covered by the annual goals as established at the beginning of the year and to account for the evolving business environment during the performance year.
          The individual performance goals for Randall Kaye, the Company’s Chief Medical Officer, and Christine Ocampo, the Company’s Vice President of Finance, were similar to the overall corporate performance goals but weighted more heavily, in Dr. Kaye’s case, to clinical development milestones and intellectual property matters, and in Ms. Ocampo’s case, to cash position and budgetary matters, consistent with their roles and responsibilities at the Company. Specifically, the clinical development milestones and intellectual property goals described above under the captions “Clinical Development Goals” and “Corporate Development Goals” accounted for 90% of Dr. Kaye’s individual performance goals, while financial goals described above under the caption “Financial Operations” accounted for 10% of his individual performance goals.
          With respect to Ms. Ocampo, the Clinical Development Goals and Corporate Development Goals described above accounted for none of her individual performance goals, while Financial Operations goals described above accounted for 50% of her individual performance goals. The other 50% of Ms. Ocampo’s individual performance goals for fiscal 2009 related to (i) Sarbanes-Oxley Act compliance (15%), (ii) serving other departments at the Company (15%), (iii) corporate financial leadership (15%) and (iv) review and analysis of certain accounting systems and working with the Audit Committee (5%). Ms. Ocampo’s level of achievement for individual goals is determined by the Compensation Committee, based in part

Michael Rosenthall
September 16, 2010

on recommendations from the Chief Executive Officer, with input from the Chairman of the Audit Committee, who is also a member of the Compensation Committee.
          Achievement of Goals and Relationship to Compensation Awarded
          For fiscal 2009, the Compensation Committee determined that the Company’s performance against the corporate goals discussed above merited an aggregate weighted-average score of 3.8 out of 5, resulting in a bonus pool equal to 116% of the target amount. Dr. Kaye and Ms. Ocampo were determined to have achieved individual scores of 3.6 out of 5 and 4.1 out of 5, respectively, for their individual performance goals, resulting in a weighted-average annual performance score of 3.8 for Dr. Kaye and 3.9 for Ms. Ocampo.
          These levels of achievement for the combined corporate and individual goals, coupled with the Chief Executive Officer’s recommendations, resulted in the Compensation Committee approving bonus awards for performance in fiscal 2009 as set forth in the following table, which amounts included up to a 10% discretionary adjustment based on the Compensation Committee’s assessment of merit and performance for fiscal 2009.

		Fiscal 2009	Fiscal 2009
		Bonus	Target
Name	Title	Amount	Bonus
Keith A. Katkin	President and Chief Executive Officer	$235,146	$186,624

Randall E. Kaye, MD	Senior Vice President and Chief Medical Officer	$165,000	$130,669

Christine G. Ocampo	Vice President, Finance	$75,963	$59,346
2.	We note your response to our prior comment 3 and reissue the comment. Please disclose the different weighting with respect to Dr. Kaye’s and Ms. Ocampo’s goals.
          Response: The Company acknowledges the Staff’s comment and has provided the requested information above in response to Comment No. 1 under the caption “Individual Performance Goals.”
* * *
          In responding to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

Michael Rosenthall
September 16, 2010

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          If you should have any questions concerning the foregoing, please contact the undersigned at (949) 389-6707. Thank you very much for your assistance with this matter.
Sincerely,
/s/ Christine G. Ocampo
Christine G. Ocampo
Vice President, Finance